 Exhibit 99.1

The Very Good Food Company Announces Retail Expansion with New Distribution Across Canada with Loblaw Companies Ltd.

The Very Good Butchers launching new plant-based Ribs and Steak across North American retailers

VANCOUVER, BC, May 25, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), is pleased to announce it has increased retail distribution across Canada with Loblaw Companies ("Loblaw"). The Company's products are now available in more than 2,000 stores across North America with additional retail expansion forecasted for Summer 2022.

The Company's Cajun Sausage, Bratwurst Sausage, and Meatballs belong to the Company's premium, gluten-free, soy-free Butcher's Select line as well as the Very Good Ribs and the Very Good Steak Two-Pack, belonging to the Company's original line of products have now been listed at select Real Canadian Superstore and Loblaws locations across Canada.

The Very Good Food Company also announced the addition of three new plant-based BBQ Ribs flavors — Smoky BBQ, Maple Bourbon BBQ, and Southern Gold BBQ — and a Very Good Steak Two-Pack. These innovations honor the brand's dedication to minimally processed ingredients and great taste. The new products are now available at select Loblaw-owned stores, and they will be available at a variety of other North American retailers this Summer.

"We're incredibly excited to bring our successful products to Loblaw customers across Canada and serve up even more plant-based goodness, getting us closer to achieving our wholesale expansion targets with what we have in our pipeline," said Jordan Rogers, Chief Commercial Officer. "Our new BBQ Ribs and Very Good Steak will continue to raise the plant-based bar by offering consumers innovative and "value-added" products that are unique in the market, making it easier for them to adopt a plant-based-based lifestyle."

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC

Matthew Hall
Interim Chief Executive Officer

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to the anticipated additional retail expansion forecasted for Summer 2022 and the availability of our expected our new products across a  variety of other North American retailers this Summer. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets and manage its international expansion, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy,  taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 6-K filed with the SEC on April 1, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Please contact: Apollo Relations, Email: invest@verygoodbutchers.com, Phone: +1 855-472-9841

CO: The Very Good Food Company Inc.

CNW 08:30e 25-MAY-22